Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Announces the M aturity of its US$ 100 million Floating Rate Note s I ncluded in its O ngoing R estructuring ..

FOR IMMEDIATE RELEASE: Tuesday, March 18, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced the maturity of its US$ 100 Floating Rate Note s , the maturity date of which  was extended for a three- month period on December 18, 2002.  These Notes were issued in December 1997 under the Company’s US$ 500 million “Obligaciones Negociables” shelf-registration program filed with the Argentine Securities and Exchange Commission.  Accrued interest through the extended maturity date has been paid , while the principal amount of the Notes remains outstanding and has been included in the Company’s global restructuring proposal, announced on February 24, 2003.   The Company’s restructuring process is currently under development ..

[ TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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